June 2013 Pricing Sheet dated June 26, 2013 relating to Preliminary Terms No. 899 dated June 19, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities
Contingent Income Auto-Callable Securities due July 2, 2018
Based on the Performance of the iShares® MSCI Emerging Markets Index Fund
Principal at Risk Securities
PRICING TERMS – JUNE 26, 2013
Issuer:	Morgan Stanley
Underlying shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Aggregate principal amount:	$4,410,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	June 26, 2013
Original issue date:	July 1, 2013 (3 business days after the pricing date)
Maturity date:	July 2, 2018
Early redemption:
The securities are not subject to automatic early redemption until approximately the first anniversary of the original issue date.  Following this initial 1-year non-call period, if, on any determination date beginning on June 27, 2014 and ending on March 27, 2018, the determination closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.

Contingent quarterly coupon:
•  If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate of 9.00% (corresponding to $0.225 per quarter per security) on the related contingent payment date.
•  If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
	• If the final share price is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the share performance factor
Share performance factor:	The final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Downside threshold level:	$30.40, which is equal to 80% of the initial share price
CUSIP / ISIN:	61762E778 / US61762E7783
Listing:	The securities will not be listed on any securities exchange.
Initial share price:	$38.00, which is equal to the closing price of one underlying share on the pricing date
Final share price:	The closing price of the underlying shares on the final determination date times the adjustment factor on such date
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of one underlying share on any determination date other than the final determination date times the adjustment factor on such determination date
Determination dates:
Starting on September 27, 2013, quarterly, on the 27th day of each March, June, September and December, subject to postponement for non-trading days and certain market disruption events.  We also refer to June 27, 2018 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.4924 per security. See “Investment Summary” beginning on page 3 of the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$10	$0.30	$9.70
Total	$4,410,000	$132,300	$4,277,700
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” on page 24 of the accompanying preliminary terms.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 899 dated June 19, 2013
Product Supplement for Auto-Callable Securities dated October 19, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.